FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2002

GROUP INFORMATION
DIRECTORS’ REPORT
IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEET
CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS
COMPANY BALANCE SHEET
CONSOLIDATED STATEMENT OF CASH FLOW
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2002

IONA TECHNOLOGIES PLC

GROUP INFORMATION

DIRECTORS	Dr. Christopher J. Horn (British) –
(Chairman to May 15, 2003 and Chief Executive Officer from May 15, 2003) (ex officio member of the Nominating Committee)
Kevin Melia
(Chairman from May 15, 2003) (member of the Audit, Compensation and Nominating Committees)
Dr. Seán Baker
Dr. Ivor Kenny
(member of the Audit and Compensation Committees)
John Conroy
(member of the Audit and Nominating Committees)
Francesco Violante (Italian)
(member of the Compensation Committee)
James D. Maikranz (American)
(member of the Nominating Committee)
William Burgess
(appointed January 22, 2003)
Annraí O’Toole
(resigned April 26, 2002)
Barry S. Morris (South African) –
(Chief Executive Officer to May 15, 2003, resigned from the Board and as Chief Executive Officer on May 15, 2003)

SECRETARY	Susan H. Alexander (American)

REGISTERED OFFICE	The IONA Building,
Shelbourne Road,
Ballsbridge,
Dublin 4.

SOLICITORS	William Fry,
Fitzwilton House,
Wilton Place,
Dublin 2.

IONA TECHNOLOGIES PLC

GROUP INFORMATION (Continued)

SOLICITORS (Continued)	Testa, Hurwitz & Thibeault, LLP,
High Street Tower,
125 High Street,
Boston,
Massachusetts 02110,
United States of America.

BANKERS	Bank of Ireland,
St. Stephen’s Green,
Dublin 2.

Bank of America,
Russell Court,
St. Stephen’s Green,
Dublin 2.

HSBC Financial Services (Cayman) Limited,
PO Box 1109 GT,
Mary Street,
Grand Cayman,
Cayman Islands,
British West Indies.

AUDITORS	Ernst & Young,
Chartered Accountants,
Ernst & Young Building,
Harcourt Centre,
Harcourt Street,
Dublin 2.

NATURE OF IRISH LISTING	IONA Technologies PLC has a secondary listing on the Irish Stock Exchange. For this reason, it is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002

The directors present their report and audited statutory consolidated financial statements prepared in accordance with Irish generally accepted accounting principles for the year ended December 31, 2002 which are set out on pages 26 to 66.

PRINCIPAL ACTIVITIES
IONA Technologies PLC and its subsidiaries (collectively the “group”) is in the integration software business. The group makes software work together so its customers can make better decisions, run their businesses more efficiently and improve their business results. The group’s Rapid IntegrationTM software products enable its customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology investments. The group also offers professional services, including ongoing customer support and maintenance as well as high-level application design consultation, education and product implementation. The group’s major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The group also earns significant revenues from similar customers in European countries and the rest of the world.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS
In 2002, the group has continued to research and develop both innovative products and the next generation of existing products.

In 2002, the company announced the public offering of 4,000,000 of its American Depositary Shares, representing 4,000,000 of its ordinary shares, at a price of US$15.00 per share. The underwriters exercised in full their option to purchase an additional 600,000 shares to cover over-allotments. The 4,600,000 shares were offered by an underwriting group led by Lehman Brothers Inc., SG Cowen Securities Corporation and Prudential Securities Incorporated. The net cash proceeds of the offering are being used for general corporate purposes, including working capital. The company may also use a portion of the net proceeds to acquire additional businesses, technologies and products.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS AT DECEMBER 31, 2002
The profit and loss account for the year ended December 31, 2002 and the balance sheet at that date are set out on pages 27 and 26. The loss on ordinary activities for the year before taxation, after deducting an impairment charge of US$215,081,000 and restructuring charges of US$20,763,000, amounted to US$330,315,000 compared with a loss of US$78,217,000 in the previous year. After deducting taxation of US$1,543,000, an amount of US$331,858,000 is debited to reserves. Details on the impairment charge and the restructuring charges are contained in Note 4 to the financial statements.

DIVIDENDS
The directors of the company do not propose the payment of a dividend for the year.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002 (Continued)

LIKELY FUTURE DEVELOPMENTS
In 2003, the group expects to announce revisions and update releases of many current products, as well as to release new products and services.

The group intends to further expand its core product functionality, as well as to continue to develop complementary products that enhance its software products.

The group believes that there is an emerging demand for web services and related integration solutions and has invested in developing and introducing products to meet this demand.

IMPORTANT EVENTS SINCE THE YEAR END
In February 2003, the board of directors adopted the Non-Executive Directors’ Change in Control Plan. Under this plan, if there is a change in control of the company, all of the unvested share options held by the non-executive directors will vest and they will receive additional fees equal to twice the fees payable to them for the year in which the change occurs or for the previous year, whichever is higher.

In March 2003, the company entered into Change in Control Agreements with six executive officers. Under each of these agreements, if there is a change in control of the company and the surviving company does not assume the company’s share option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested share options will vest. In addition, if the executive officer’s employment is terminated (i) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (ii) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested share options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer’s severance payment would equal twice the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change in control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination.

In April 2003, the group announced it would be taking a restructuring charge in the range of US$11 million to US$14 million in the quarter ending June 30, 2003 primarily in respect of staff terminations and the closure of excess facilities.

On May 15, 2003 Dr. Christopher J. Horn was appointed Chief Executive Officer and Mr. Kevin Melia was appointed Chairman of the board of directors. Mr. Barry S. Morris resigned as Chief executive Officer effective May 15, 2003.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002 (Continued)

BOOKS OF ACCOUNT
The directors have appointed a professionally qualified chief financial officer who reports to the board and ensures that the company complies with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records.

The books and accounting records of the company are kept and maintained at the company’s registered office at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4.

DIRECTORS
The directors are as listed on page 2 and, unless otherwise indicated, have served throughout the year.

Dr. Christopher J. Horn and Mr. John Conroy retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re–election.

Mr. William Burgess was appointed as a director on January 22, 2003. As he was appointed since the date of the last annual general meeting, he is subject to election by shareholders at the forthcoming annual general meeting.

DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES
The interests of the directors and the secretary in the ordinary share capital of IONA Technologies PLC at the beginning of the year, (or on the date of appointment, if later) and at the end of the year were as follows:

	Ordinary shares
	of €0.0025 each		Options
	01/01/2002	31/12/2002	01/01/2002	31/12/2002
Directors
Dr. Christopher J. Horn	2,125,914	2,338,414	1,126	1,126
Barry S. Morris	43,291	80,424	553,700	86,840
Dr. Seán Baker	1,170,885	1,170,885	28,126	926
John Conroy	—	13,000	30,000	33,000
Dr. Ivor Kenny	—	8,000	47,334	50,334
James D. Maikranz	—	—	30,000	33,000
Kevin Melia	—	24,444	39,250	60,250
Francesco Violante	—	—	30,000	33,000
Secretary
Susan H. Alexander	—	5,000	100,000	—

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002 (Continued)

DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES (Continued)
Subsequent changes
In the period from January 1, 2003 to May 28, 2003, there were no changes from the above shareholdings of the directors and secretary, except for 30,000 options over ordinary shares of €0.0025 each, granted to Mr. William Burgess under the 1997 Director Share Option Scheme on his appointment to the board, 1,000 ordinary shares purchased by Mr. Barry S. Morris under the Employee Share Purchase Plan on January 31, 2003, 157,734 and 164,457 options respectively over ordinary shares of €0.0025 each granted to Mr. Barry S. Morris on May 15, 2003 under the Executive Share Option Scheme and 1997 Share Option Scheme and 110,000 options over ordinary shares of €0.0025 each granted to Susan H. Alexander on May 15, 2003 under the 1997 Share Option Scheme.

HEALTH AND SAFETY AT WORK
The well–being of the company’s employees during the year was safeguarded through the strict adherence to health and safety standards in accordance with the company’s safety statement and the requirements of the Safety, Health and Welfare at Work Act, 1989.

CORPORATE GOVERNANCE STATEMENT

Introduction
The company is committed to the highest standards of corporate governance. The statement set out below explains how the company applies Section 1 of the Principles of Good Governance and Code of Best Practice (the “Combined Code”) adopted by the Irish Stock Exchange. Except where indicated below, the company has complied with the provisions set out in Section 1 of the Combined Code throughout the year.

Board
The company is headed by a board which until April 26, 2002 consisted of two executive and seven non-executive directors. On this date, Mr. Annraí O’Toole, who had been a non-executive director, resigned his position. An additional non-executive director, Mr. William Burgess, was appointed to the board on January 22, 2003. Mr. Barry S. Morris resigned as a director on May 15, 2003. The board currently consists of two executive and six non-executive directors.

The board meets regularly throughout the year and all directors have appropriate and timely access to the information necessary to enable them to discharge their duties.

The board regularly reviews its responsibilities and those of its committees (see below). With the exception of Mr. Barry S. Morris, who was an ex-officio member of the Nominating Committee up to the date of his resignation, all members of board committees were non-executive directors in the financial year ended December 31, 2002. The board reserves for itself particular matters on which it takes the ultimate decision. These include acquisitions not requiring shareholder approval and decisions on strategic investment.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

Board (Continued)
The directors have access to independent professional advice, at the company’s expense, if and when required. All directors also have access to the advice and services of the company secretary.

It is the belief of the board that all of the non–executive directors are independent (as defined in the Combined Code), and this is evidenced in the deliberations of the board on issues of strategy, performance, resources, key appointments and standards of conduct.

The board has not appointed a senior independent non–executive director to date, as it does not hold any one non–executive director senior to another. The board is keeping this matter under review.

Non-executive directors are not appointed for specific terms by the company but all directors are required to stand for re-election by shareholders at the annual general meeting following appointment by the board and thereafter on a three year rotational basis. The board believes that the fixing of specific terms for non-executive directors could restrict the experience and knowledge of the business gained by the non-executive directors.

The company established a Nominating Committee on May 15, 2002. Further details on this committee are set out on page 10.

Directors are given a detailed briefing on their initial appointment, and periodically receive briefings and updates from the company’s solicitors regarding their responsibilities under Irish company law and state and federal laws of the United States of America.

Dr. Christopher J. Horn and Mr. John Conroy are being proposed for re-election as directors and Mr. William Burgess is being proposed for election as director at the forthcoming annual general meeting. The following gives brief biographical details on each of these directors:

Dr. Christopher J. Horn has served as chairman of the board from the company’s inception until May 2003. Dr. Horn co-founded the company in March 1991. He was the initial developer of its Orbix® product and served as President and Chief Executive Officer from the company’s inception until May 2000 and was re-appointed to this position in May 2003. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. He is a board member of CR2 Limited, a provider of banking and card payment solutions, Sepro Telecom International Limited, a billing software company and UNICEF Ireland. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

Board (Continued)
Mr. John Conroy has served as a non-executive director since May 2001. Mr. Conroy has served as Chief Executive Officer and director of Merrion Capital Group Limited, a Dublin-based stock brokerage and corporate finance company, since 1999. Mr. Conroy also serves as a director for several Merrion Capital Group affiliates, Parima Limited and Eircom plc, an Irish communications company. Prior to joining Merrion Capital Group, Mr. Conroy was Head of Equities for NCB Stockbrokers Limited from 1997 to 1999. Mr. Conroy is a chartered engineer and holds an MBA from Trinity College, Dublin.

Mr. William Burgess has served as a non-executive director since January 2003. From 1991 to 2002, Mr. Burgess served as Managing Director of IBM Ireland, an Irish subsidiary of IBM Corporation. Mr. Burgess joined IBM in 1967 and held a variety of positions in sales, technology and management. Mr. Burgess also serves as a director of Ulster Bank Limited and Ulster Bank Ireland Limited, wholly-owned subsidiaries of the Royal Bank of Scotland. Mr. Burgess holds a degree in engineering from Trinity College, Dublin.

Board Committees
The company has an effective committee structure in place to help it in the discharge of its responsibilities. Functions and membership of board committees are described below.

Audit Committee
The Audit Committee oversees actions taken by the company’s independent auditors, engages the auditors, subject to shareholder approval, approves the fees and other compensation to be paid to the auditors and reviews any internal audits the company may perform. The members of the Audit Committee are Mr. John Conroy, Dr. Ivor Kenny and Mr. Kevin Melia. Mr. Melia serves as chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its Charter and include reviewing the company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the company’s financial statements prior to filing with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between the company and its subsidiaries at least once each year. The Audit Committee also reviews the performance of the company’s independent accounting firm and reviews the adequacy of the internal financial and accounting controls.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

Compensation Committee

The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the company’s executive directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Executive Share Option Scheme and the 1997 Share Option Scheme and the administration of the 1997 Directors Share Option Scheme and the 1999 Employee Share Purchase Plan. The members of the Compensation Committee are Dr. Ivor Kenny, Mr. Kevin Melia and Mr. Francesco Violante. Dr. Kenny serves as chairman of the Compensation Committee.

Nominating Committee

The Nominating Committee reviews the structure, size and composition of the board of directors and makes recommendations to the board with regard to any adjustments deemed necessary. The Nominating Committee is responsible for identifying and nominating candidates for the approval of the board of directors to fill board vacancies as and when they arise. The Nominating Committee reviews potential conflicts of prospective board members and prospective outside directorships of other companies by existing board members and executive officers. No board member or executive officer may accept an outside directorship without the prior approval of the Nominating Committee. The Nominating Committee is composed of the chairman of the board, two (2) non-executive directors, and the Chief Executive Officer, who serves ex officio. The members of the Nominating Committee for the year ended December 31, 2002 were Dr. Christopher J. Horn, Mr. James Maikranz, Mr. John Conroy and Mr. Barry S. Morris (ex officio). Dr. Horn served as chairman of the Nominating Committee up to May 15, 2003.

Directors’ Remuneration

The company’s remuneration policy for executive directors and details of directors’ remuneration are contained in the Compensation Report on pages 13 to 23.

Communications with Shareholders

Communications with shareholders are given high priority and the company has an on-going investor relations programme designed to ensure communication with its shareholder base, including institutional shareholders. The company gives general presentations at the time of the release of the annual and quarterly results. These results are also posted on the company’s website. The company’s annual general meeting affords shareholders the opportunity to question the chairman and the board, including the chairmen of the Audit, Compensation and Nominating Committees.

Internal Control

The directors have overall responsibility for the company’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002 (Continued)

CORPORATE GOVERNANCE STATEMENT (Continued)

Internal Control (Continued)

The directors confirm that the company’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is reviewed regularly by the board.

The board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the company are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. The chairman of the Audit Committee reports to the board on all significant issues considered by the committee.

The directors confirm that they have undertaken an annual review of the effectiveness of the system of internal control up to and including the date of approval of the financial statements by the directors. This includes a review of the processes for identifying the principal business risks facing the company, the methods of managing these risks, the controls that are in place to contain them and the procedures to monitor them since the last annual review.

Going concern

After making enquiries, the directors have a reasonable expectation that the company and the group, have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business and

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2002 (Continued)

STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS (Continued)

•	comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

Ernst & Young, Chartered Accountants, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

On behalf of the Directors

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

12 June 2003

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002

Compensation Committee

The members of the Compensation Committee are listed on page 2. Details of the functions and members of the committee are set out on page 10.

Compensation of non-executive directors

The ordinary remuneration (that is remuneration for ordinary director services) of the non-executive directors is determined by the board within the limits set out in the Articles of Association. In addition, non-executive directors may be paid such special remuneration as the board determines to be appropriate, for services that are outside the scope of ordinary director duties. Non-executive directors receive automatic option grants under the Company’s 1997 Director Share Option Scheme.

Details on Change in Control Agreements between the company and certain non-executive directors, are set out on page 5.

Compensation policy for executive directors

The company expects top levels of ability and commitment from all members of management. In return, it aims to provide executive directors with remuneration that is competitive in the market, without overpaying, and that includes significant performance related elements designed to align their interests with those of shareholders.

The Compensation Committee determines the contracts of service and emoluments of all executive directors and other senior executives in consultation, where appropriate, with the Chief Executive Officer. The Compensation Committee has access to professional advice inside and outside the company.

Base salaries for executive directors reflect job responsibilities and the levels prevailing in the appropriate market for comparable companies in addition to comparable levels within the group. Executive directors participate in annual bonus schemes, under which payments are made based on the director’s performance and the company’s performance.

The board of directors is satisfied that the executive officers of the company are dedicated to achieving significant improvements in the long-term financial performance of the company and the compensation policies and programmes implemented and administered have contributed and will continue to contribute towards achieving this goal.

Details on Change in Control Agreements between the company and certain executive directors, are set out on page 5.

Executive directors also participate in the company’s Executive Share Option Scheme and the 1997 Share Option Scheme.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)

The following is a brief description of the company’s share option schemes:

Executive share option scheme

In May 1995, the company adopted the Executive Share Option Scheme, under which 1,125,000 ordinary shares were reserved for issuance. Options under the Executive Share Option Scheme may only be granted to the company’s directors and full-time employees or those of one of its subsidiaries and must have an exercise price that is not less than the par value of the ordinary shares. Options lapse when not exercised:

•	within seven years of the date of grant;

•	twelve months after the death of an optionee; or

•	prior to termination of the optionee’s employment for any reason, although the board of directors has discretion to delay lapse in individual cases.

As of December 31, 2002, an aggregate of 168,622 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme.

1997 Share Option Scheme

The company’s board of directors and shareholders approved the 1997 Share Option Scheme in 1997 and approved amendments in 1998, 2000 and 2001 to increase the number of ordinary shares reserved for issuance under the 1997 Share Option Scheme. The 1997 Share Option Scheme, as amended, provides for the issuance of up to 12,900,000 ordinary shares pursuant to share option grants to the group’s employees, consultants, directors and officers. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the company’s total combined voting power.

Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee has the authority to select the optionees and determine the terms of the options granted, including:

•	the number of shares subject to each option;

•	the date the option becomes exercisable;

•	the exercise price of the option (which in the case of an incentive stock option cannot be less than the market price of the ordinary shares as of the date of grant or, in the case of an employee holding more than 10% of the combined voting power of the company, 110% of the market price of the ordinary shares as of the date of grant);

•	the duration of the option; and

•	the time, manner and form of payment upon exercise of an option.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)

1997 Share Option Scheme (Continued)

As of December 31, 2002, an aggregate of 11,109,898 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

1997 Director Share Option Scheme

The company’s board of directors and shareholders approved the 1997 Director Share Option Scheme in 1997 and approved an amendment in 2002 to increase the number of ordinary shares reserved for issuance under the 1997 Director Share Option Scheme from 250,000 to 500,000 shares. The 1997 Director Share Option Scheme provides for the automatic grant of options at periodic intervals to non-employee directors.

Under the 1997 Director Share Option Scheme, each of the company’s directors who is not also an employee or officer will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to the board of directors. In addition, each non-employee director will automatically receive (i) an option to purchase an additional 21,000 ordinary shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (ii) an option to purchase an additional 3,000 ordinary shares at the time of each other annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of the board held in the period measured from the date of the previous annual meeting of shareholders and provided also that no option to purchase ordinary shares will be granted to a non-employee director unless at least one year has elapsed since the date on which the non-employee director was granted an option to purchase 30,000 ordinary shares on his first election to the board of directors.

The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on the board ceases by reason of his or her death or permanent disability or in the event of an acquisition of the group. The term of each option will be for a period of ten years from the date of grant.

As of December 31, 2002, an aggregate of 196,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)

1999 Employee Share Purchase Plan

In 1999, the company established the 1999 Employee Share Purchase Plan under which up to 500,000 ordinary shares may be issued. The company’s board of directors and shareholders approved in 2002 an amendment to the 1999 Employee Share Purchase Plan to increase the number of ordinary shares issuable under the plan to 1,000,000. All of the company’s employees and employees of participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (i) 85% of the average market price of the company’s American Depository Shares on the first business day of the payment period and (ii) 85% of the average market price of the company’s American Depository Shares on the last business day of the payment period, in either event rounded up to the nearest US cent. In each payment period, an employee may authorise payroll deductions in an amount not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate on certain specified events including retirement, resignation and death. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009.

As of December 31, 2002, 497,402 shares have been issued under the 1999 Employee Share Purchase Plan.

Company’s Policy on Granting Share Options

Under the terms of the Executive Share Option Scheme and the 1997 Share Option Scheme, the Compensation Committee selects the eligible individuals who will receive options and determines the number of shares subject to each option granted. The number of shares subject to an employee’s option is determined by reference to a number of factors, including the employee’s position in the company, the employee’s length of service with the company, the employee’s performance over any applicable performance period and the importance to the company of retaining the employee for the longer term.

The Compensation Committee does not exercise discretion with respect to the grant of options under the 1997 Director Share Option Scheme or the purchase of shares under the 1999 Employee Share Purchase Plan. The grant of options and purchase of shares is determined by the terms and conditions of each such scheme.

For details of the share options held by each director, please see pages 19 to 21.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)

Option Exchange Programme

In the fourth quarter of 2002, the group made an offer to its employees, including executive officers, other than the then Chief Executive Officer and Chief Operating Officer, to exchange outstanding options to purchase ordinary shares that had an exercise price of more than US$3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new share options to be granted under the 1997 Share Option Scheme on or after May 15, 2003. Only those participants in the option exchange who were employees of the group on the date the new options were granted were eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were cancelled in November 2002. An additional 869,150 options were cancelled without exchange. The company granted the new options, to purchase 2,899,263 shares, on May 15, 2003. The new options had an exercise price equal to the fair market value of the company’s ordinary shares on the date of grant, as determined by the last reported sale price of ordinary shares on the Nasdaq National Market on the trading day immediately prior to the grant date.

On October 10, 2002, Barry S. Morris agreed to forfeit all options to purchase ordinary shares granted to him on or after April 16, 2002 and to cancel other options to purchase an aggregate of 516,860 ordinary shares in consideration of, and in exchange for, the agreement to grant him on May 15, 2003 options to purchase 322,191 ordinary shares with an exercise price per share equal to the fair market value on that date. The company’s obligation to grant Mr. Morris options pursuant to this agreement was subject to his continued employment by the group through May 15, 2003. The number of options granted to Mr. Morris on May 15, 2003 is the same number that would have been granted to him in accordance with the exchange ratio in connection with the employee option exchange programme in the fourth quarter of 2002 had he been eligible to participate and participated in the offer and, as is the case with new options that were issued to eligible executive officers who participated in the option exchange programme, Mr. Morris’ options had the same vesting commencement date and the same vesting schedule as the options for which they were exchanged.

Pensions

Pensions for directors are provided under a defined contribution pension plan. The total contribution paid for directors by the company under the defined contribution pension scheme for the year ended December 31, 2002 was US$30,248 (2001: US$32,800).

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)

Pensions (Continued)

Individual contributions for the year ended 31 December 2002:

Name	US$

Dr. Christopher J. Horn	16,699
Barry S. Morris	3,300
Dr. Seán Baker	10,249

Total	30,248

Service contracts

No director has a service contract with a notice period in excess of one year.

Neither Mr. John Conroy nor Mr. William Burgess, who are subject to re-election/election at the forthcoming annual general meeting, has a service contract with the company.

Dr. Christopher J. Horn, who is subject to re-election at the forthcoming annual general meeting, has a service contract with the company.

Details of Change in Control Agreements between the company and certain directors are set out on page 5.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)
 Directors’ share options (Continued)

	At		Expired		Cancelled	At	Exercise	Date from		Market price
	January 1,	Granted	during	Exercised	during	December 31,	price	which	Expiry	at date
	2002	during year	year	during year	year	2002	US$	exercisable	date	of exercise
Dr. Christopher J. Horn	426	–	–	–	–	426	0.32	29/05/1997	29/05/2003	–
	500	–	–	–	–	500	5.00	15/11/1997	15/11/2003	–
	100	–	–	–	–	100	18.75	01/10/1999	01/10/2008	–
	100	–	–	–	–	100	13.63	08/04/2000	08/04/2009	–

Barry S. Morris	98,500	–	–	–	98,500	–	12.50	30/05/1998	30/05/2007	–
	100,000	–	–	–	100,000	–	32.00	28/07/1999	28/07/2008	–
	100	–	–	–	100	–	18.75	01/10/1999	01/10/2008	–
	100	–	–	–	100	–	13.63	08/04/2000	08/04/2009	–
	100,000	–	–	–	100,000	–	14.13	12/04/2000	12/04/2009	–
	40,000	–	–	–	40,000	–	12.88	01/10/2000	01/10/2009	–
	100,000	–	–	–	100,000	–	41.00	26/05/2001	26/05/2010	–
	35,000	–	–	–	35,000	–	65.25	16/08/2001	16/08/2010	–
	40,000	–	–	–	40,000	–	23.00	04/04/2002	04/04/2011	–
	40,000	–	–	–	3,160	36,840	13.45	20/08/2002	20/08/2011	–
	–	603,700	–	–	603,700	–	5.87	21/06/2002	21/06/2012	–
	–	50,000	–	–	–	50,000	14.35	08/04/2003	08/04/2012	–

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)
 Directors’ share options (Continued)

	At		Expired		Cancelled	At	Exercise	Date from		Market price
	January 1,	Granted	during	Exercised	during	December 31,	price	which	Expiry	at date
	2002	during year	year	during year	year	2002	US$	exercisable	date	of exercise
Annraí O’Toole	500	–	500	–	–	–	5.00	15/11/1997	15/11/2003	–
	100	–	100	–	–	–	18.75	01/10/1999	01/10/2008	–
	100	–	100	–	–	–	13.63	08/04/2000	08/04/2009	–
	3,000	–	3,000	–	–	–	31.5	18/07/2002	18/07/2001	–

Dr. Seán Baker	426	–	–	–	–	426	10.32	29/05/1997	29/05/2003	–
	500	–	–	–	–	500	5.00	15/11/1997	15/11/2003	–
	100	–	–	–	100	–	18.75	01/10/1999	01/10/2007	–
	100	–	–	–	100	–	13.63	08/04/2000	08/04/2009	–
	15,000	–	–	–	15,000	–	23.00	04/04/2002	04/04/2011	–
	12,000	–	–	–	12,000	–	13.45	20/08/2002	20/08/2011	–

Kevin Melia	21,000	–	–	–	–	21,000	15.00	16/06/1999	16/06/2009	–
	12,250	–	–	–	–	12,250	15.00	16/06/1999	16/06/2009	–
	3,000	–	–	–	–	3,000	74.50	27/07/2000	27/07/2010	–
	3,000	–	–	–	–	3,000	31.15	18/07/2001	18/07/2011	–
	–	21,000	–	–	–	21,000	2.25	30/07/2002	30/07/2012	–

Dr. Ivor Kenny	23,334	–	–	–	–	23,334	12.75	16/08/2000	16/08/2009	–
	3,000	–	–	–	–	3,000	74.50	27/07/2000	27/07/2010	–
	21,000	–	–	–	–	21,000	31.15	18/07/2001	18/07/2011	–
	–	3,000	–	–	–	3,000	2.25	30/07/2002	30/07/2012	–

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)
 Directors’ share options (Continued)

	At		Expired		Cancelled	At	Exercise	Date from		Market price
	January 1,	Granted	during	Exercised	during	December 31,	price	which	Expiry	at date
	2002	during year	year	during year	year	2002	US$	exercisable	date	of exercise
John Conroy	30,000	–	–	–	–	30,000	43.15	08/05/2001	08/05/2011	–
	–	3,000	–	–	–	3,000	2.25	30/07/2002	30/07/2012	–

Francesco Violante	30,000	–	–	–	–	30,000	43.15	08/05/2001	08/05/2011	–
	–	3,000	–	–	–	3,000	2.25	30/07/2002	30/07/2012	–

James D. Maikranz	30,000	–	–	–	–	30,000	33.80	18/06/2001	18/06/2011	–
	–	3,000	–	–	–	3,000	2.25	30/07/2002	30/07/2012	–

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)

Market Data
 The market price of the company’s shares at December 31, 2002 was US$2.85, and the range during 2002 was US$1.65 to US$27.14.

Compensation of directors
 The following table sets out the compensation of the directors in accordance with the Listing Rules of the Irish Stock Exchange:

	2001	2002
	US$'000	US$'000
Executive directors
Salary and bonus	930	634
Pension contributions	33	14

	963	648

Number of executive directors	3	2

Non-executive directors
Fees — services as a director	151	445
Pension contributions	—	17

	151	462

Number of non-executive directors	6	7

Individual Compensation for the year ended December 31, 2002

	Basic
Name	salary	Fees	Bonus	Total
	US$	US$	US$	US$
Dr. Christopher J. Horn	—	132,665	46,921	179,586
Barry S. Morris	394,625	—	134,750	529,375
Dr. Seán Baker	102,184	—	2,169	104,353
John Conroy	—	52,500	—	52,500
Dr. Ivor Kenny	—	61,500	—	61,500
James D. Maikranz	—	43,500	—	43,500
Kevin Melia	—	58,500	—	58,500
Annraí O’Toole*	—	—	—	—
Francesco Violante	—	49,500	—	49,500

Total	496,809	398,165	183,840	1,078,814

*	Annraí O’Toole resigned as a director on April 26, 2002.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2002 (Continued)

Individual Compensation for the year ended December 31, 2001

Name	Basic
	Salary	Fees	Bonus	Total
	US$	US$	US$	US$
Dr. Christopher J. Horn	254,294	—	44,501	298,795
Barry S. Morris	373,333	—	134,750	508,083
Dr. Seán Baker	121,105	—	2,000	123,105
John Conroy	—	24,000	—	24,000
Dr. Ivor Kenny	—	42,000	—	42,000
James D. Maikranz	—	19,500	—	19,500
Kevin Melia	—	42,000	—	42,000
Annraí O’Toole*	—	—	—	—
Francesco Violante	—	24,000	—	24,000

Total	748,732	151,500	181,251	1,081,483

All directors are reimbursed for reasonable out-of-pocket expenses incurred by them in attending meetings of the board of directors or its committees.

*	Annraí O’Toole resigned as a director on April 26, 2002.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
IONA TECHNOLOGIES PLC

We have audited the consolidated financial statements for the year ended December 31, 2002, which comprise the Consolidated Balance Sheet, Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Statement of Changes in Shareholders’ Funds, Company Balance Sheet, Consolidated Statement of Cash Flow and the related notes 1 to 26. These consolidated financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
 The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Irish law and accounting standards as set out in the Statement of Directors’ Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors’ report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors’ remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors’ Report and Compensation Report on behalf of the Board. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Continued /...

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
IONA TECHNOLOGIES PLC (Continued)

Basis of audit opinion
 We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
 In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at December 31, 2002 and of the loss of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors’ report is consistent with the financial statements.

In our opinion the company balance sheet does not disclose a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

Ernst & Young,
Registered Auditors

Dublin

12 June 2003

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEET
 (US dollars in thousands)

		December 31,

	Note	2001		2002
ASSETS
Fixed assets
Intangible assets	9	US$	279,805	US$	1,408
Tangible assets	10		18,789		12,987
Financial assets	12		50		50

			298,644		14,445

Current assets	14		49,553		35,509
Debtors	14		49,553		35,509
Investments	11		24,110		58,140
Cash at bank and in hand			28,509		22,287
Restricted cash	13		1,078		1,223

Total assets		US$	401,894	US$	131,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital and reserves
Redeemable Preference Shares, € 0.0025 par value:
101,250,000 shares authorised, none issued and outstanding		US$	—	US$	—
Ordinary Shares, € 0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
27,816,711 shares at December 31, 2001 and 32,834,968 shares at December 31, 2002			80		91
Share premium account			347,931		418,307
Other reserve			27,494		28,724
Shares to be issued			4,390		—
Profit and loss account			(40,359)		(372,217)

Shareholders’ funds (all equity interests)	16		339,536		74,905

Creditors: amounts falling due after more than one year
Accruals			—		4,545
Creditors: amounts falling due within one year
Trade creditors			3,429		2,447
Other creditors including tax and social welfare	15		1,203		1,410
Accruals			25,374		22,334
Deferred income			32,352		25,963

			62,358		56,699

Total liabilities and shareholders’ equity		US$	401,894	US$	131,604

Approved by the Board on 12 June 2003
DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
 (US dollars in thousands except per share amounts)

		Year ended December 31,

	Note	2001		2002

Turnover — continuing activities	2	US$	180,704	US$	123,230
Cost of sales			(38,116)		(27,143)

Gross profit			142,588		96,087

In-process research and development			3,600		—
Research and development			40,260		38,256
Distribution costs			88,419		72,888
Administrative expenses — normal	4		85,678		81,069
Administrative expenses — exceptional	4		5,705		235,844
Operating income — rental income			(810)		(1,088)

Total operating expenses			222,852		426,969

Group operating loss — continuing activities			(80,264)		(330,882)
Loss on disposal of tangible fixed assets			(153)		—
Profit on sale of financial fixed assets	12		164		—
Interest receivable and similar income			2,650		1,207
Interest payable and similar charges	5		(146)		(138)
Net exchange loss			(468)		(502)

Loss on ordinary activities before taxation	6		(78,217)		(330,315)
Tax on loss on ordinary activities	7		568		(1,543)

Loss retained for the year			(77,649)		(331,858)
Profit (loss) brought forward at beginning of year			37,290		(40,359)

Loss carried forward at end of year		US$	(40,359)	US$	(372,217)

Basic loss per ordinary share	8	US$	(3.04)	US$	(10.41)

Diluted loss per ordinary share	8	US$	(3.04)	US$	(10.41)

Approved by the Board on 12 June 2003

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER
 Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(US dollars in thousands)

	Year ended December 31,

	2001		2002

Loss for the financial year	US$	(77,649)	US$	(331,858)
Deficit on revaluation of financial assets		(111)		—
Realised revaluation surplus on sale of financial assets		(164)		—

Total recognised losses relating to the year	US$	(77,924)	US$	(331,858)

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS
 (US dollars in thousands)

	Shareholders' equity

			Share										Total
	Ordinary		premium		Profit and		Other		Shares to		Revaluation		shareholders'
	shares		account		loss account		reserve		be issued		reserve		funds

Balance at January 1, 2001	US$	66	US$	120,038	US$	37,290	US$	1,824	US$	390	US$	275	US$	159,883
Proceeds from issue of 725,569 ordinary shares of €0.0025 each on exercise of options		2		6,771		–		–		–		–		6,773
Proceeds from purchase of 105,756 ordinary shares of €0.0025 under the employee share purchase plan		–		2,373		–		–		–		–		2,373
Issue of 24,375 shares		–		390		–		–		(390)		–		–
Cashless net exercise of warrant for 42,900 shares – 19,018 issued		–		–		–		–		–		–		–
Issuance of 4,951,669 ordinary shares of €0.0025 in connection with acquisitions		12		219,922		–		–		–		–		219,934
Expense of issue in connection with acquisitions		–		(1,563)		–		–		–		–		(1,563)
Shares to be issued in connection with OOC acquisition		–		–		–		–		4,390		–		4,390
Intrinsic value of options issued in connection with acquisitions, net of amounts being accounted for as stock compensation		–		–		–		24,085		–		–		24,085

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS (Continued)
 (US dollars in thousands)

	Shareholders' equity

			Share										Total
	Ordinary		premium		Profit and		Other		Shares to		Revaluation		shareholders'
	shares		account		loss account		reserve		be issued		reserve		funds

Loss for year		–		–		(77,649)		–		–		–		(77,649)
Credits corresponding to stock compensation expensed		–		–		–		1,585		–		–		1,585
Deficit on revaluation of financial assets		–		–		–		–		–		(111)		(111)
Realised revaluation surplus on sale of financial assets		–		–		–		–		–		(164)		(164)

Balance at December 31, 2001	US$	80	US$	347,931	US$	(40,359)	US$	27,494	US$	4,390	US$	–	US$	339,536

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ FUNDS (Continued)
(US dollars in thousands)

	Shareholders' equity

			Share										Total
	Ordinary		premium		Profit and		Other		Shares to		Revaluation		shareholders'
	shares		account		loss account		reserve		be issued		reserve		funds

Balance at January 1, 2002	US$	80	US$	347,931	US$	(40,359)	US$	27,494	US$	4,390	US$	–	US$	339,536
Proceeds from issue of 87,052 ordinary shares of €0.0025 each on exercise of options		–		619		–		–		–		–		619
Proceeds from purchase of 331,025 ordinary shares of €0.0025 under the employee share purchase plan		1		1,985		–		–		–		–		1,986
Issue of 87,394 shares		–		4,390		–		–		(4,390)		–		–
Issuance of 4,600,000 Ordinary shares of €0.0025 in connection with secondary offering		10		65,379		–		–		–		–		65,389
Expense of issue in connection with secondary offering		–		(1,997)		–		–		–		–		(1,997)
Loss for year		–		–		(331,858)		–		–		–		(331,858)
Credits corresponding to stock compensation expensed		–		–		–		1,230		–		–		1,230

Balance at December 31, 2002	US$	91	US$	418,307	US$	(372,217)	US$	28,724	US$	–	US$	–	US$	74,905

IONA TECHNOLOGIES PLC

COMPANY BALANCE SHEET
(US dollars in thousands)

		December 31,

	Note	2001		2002

ASSETS
Fixed assets
Intangible assets	9	US$	47,938	US$	1,408
Tangible assets	10		9,572		6,646
Financial assets	12		338,774		51,444

			396,284		59,498

Current assets
Debtors	14		54,039		53,190
Cash at bank and in hand			6,856		5,748

Total assets		US$	457,179	US$	118,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital and reserves
Redeemable Preference Shares, € 0.0025 par value:
101,250,000 shares authorised, none issued and outstanding		US$	–	US$	–
Ordinary Shares, € 0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
27,816,711 shares at December 31, 2001 and 32,834,968 shares at December 31, 2002			80		91
Share premium account			347,931		418,307
Profit and loss account			12,038		(373,163)
Other reserve			27,494		28,724
Shares to be issued			4,390		–

Shareholders’ funds (all equity interests)	16/17		391,933		73,959

Creditors: amounts falling due within one year
Trade creditors			598		883
Due to subsidiary undertakings			52,827		31,536
Other creditors including tax and social welfare	15		576		1,226
Accruals			4,546		4,276
Deferred income			6,699		6,556

			65,246		44,477

Total liabilities and shareholders’ equity		US$	457,179	US$	118,436

Approved by the Board on 12 June 2003

DR. CHRISTOPHER J. HORN
DR. SEÁN BAKER

Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CASH FLOW
(US dollars in thousands)

		Year ended December 31,

	Note	2001		2002

Net cash inflow (outflow) from operating activities	18	US$	4,151	US$	(33,065)

Returns on investments and servicing of finance
Interest received			1,309		1,003
Interest and similar charges paid			(145)		(138)
Finance lease interest			(1)		–

Net cash inflow from returns on investments and servicing of finance			1,163		865

Taxation
Taxes paid			(2,030)		(837)

Capital expenditure and financial investment
Purchase of tangible fixed assets			(5,256)		(5,205)
Proceeds from sale of tangible fixed assets			12		–
Purchase of intangible assets			(15,589)		(6)
Proceeds from sale of financial assets			399		–

			(20,434)		(5,211)

Acquisitions
Purchase of subsidiary undertakings			(33,717)		–

Net cash outflow before management of liquid resources and financing			(50,867)		(38,248)

Management of liquid resources	21		34,678		(33,826)

Financing
Issue of ordinary share capital			9,146		67,994
Expense of ordinary shares issued			(1,563)		(1,997)

Net cash inflow from financing			7,583		65,997

Decrease in cash	19	US$	(8,606)	US$	(6,077)

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organisation

IONA Technologies PLC (the “company”) is organised as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly owned (collectively, the “group”), operate in one market segment: enterprise infrastructure software. The group also provides professional services, consisting of customer consulting and training and, to a limited extent, product customisation and enhancement, as well as customer technical support. The group’s major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The group also earns significant revenues from similar customers in European countries and the rest of the world.

(b)	Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of financial assets, in accordance with generally accepted accounting principles in the Republic of Ireland and include the company and its wholly–owned subsidiaries after eliminating all material inter–company transactions and balances. The results of acquired businesses and entities are included from the date of acquisition.

(c)	Foreign currency translation

The US dollar is the functional currency for the company and the company’s subsidiaries. Gains and losses arising on the remeasurement into US dollars of amounts denominated in foreign currencies are included in the profit and loss account for the year.

(d)	Revenue recognition

The group’s revenue is derived from product license fees and charges for services. The group follows the revenue recognition criteria of Statement of Position 97–2, “Software Revenue Recognition”, as amended by SOP 98–4 and SOP 98–9, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations (collectively, “SOP 97-2”). Under the terms of SOP 97–2 where an arrangement to deliver software does not require significant production, modification or customisation, the group recognises software revenues when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	vendor’s fee is fixed or determinable; and

•	collectibility is probable.

For arrangements with multiple elements, the group allocates revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence”. Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Revenue recognition (Continued)

If the group cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the group defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of an element cannot be established, the group uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognised as revenue.

The group assesses whether fees are fixed or determinable at the time of sale and recognises revenue if all other revenue recognition requirements are met. The group’s standard payment terms are net 30 days; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on the group’s successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

While most of the group’s arrangements include payment terms of less than one year, the group has provided payment terms of more than one year to credit worthy customers. The group has established a history of collection, without concessions, on these receivables with payment terms that extend beyond one year. Provided all other revenue recognition criteria have been met, the group recognises license revenue for these arrangements upon delivery.

Revenue for consulting services is generally recognised as the services are performed. Revenue from royalty arrangements in excess of guaranteed amounts are recognised upon notification of such royalties payable by the customer.

(e)	Cost of sales

Cost of sales includes the costs of products and services. Cost of product sales includes shipping, handling, materials (such as diskettes, packaging and documentation) and the portion of development costs associated with product development arrangements. Cost of service sales includes the salary costs of personnel engaged in consultancy, training and technical support, and telephone and other support costs.

(f)	Research and development

Research and development expenditures are generally charged to operations as incurred. Software development costs subsequent to the establishment of technological feasibility are considered capitalisable. Based on the group’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the group between completion of the working model and the point at which the product is ready for general release have been insignificant.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Research and development (Continued)

The group expensed the full amount of the cost of acquired in–process research and development during the year ended December 31, 2001 as the technology had not reached technological feasibility and had no alternative uses.

(g)	Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of tangible fixed assets over their expected useful lives as follows:

Equipment	3 to 5 years
Furniture and fixtures	3 to 10 years

Reviews are regularly performed to determine whether facts or circumstances exist which indicate the carrying value of tangible fixed assets may be impaired. During the year ended December 31, 2002 the group recorded an impairment charge of US$ 3,750,000, details of which are contained in Notes 4 and 10.

(h)	Investments

The group has adopted US Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Equity securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities in accordance with the terms of SFAS No. 115 and reported at fair value, with realised and unrealised gains and losses included in the profit and loss account for the year. This treatment is a departure from Irish accounting rules, which stipulate that unrealised gains and losses be credited or debited to a revaluation reserve. Unrealised losses of US$251,000 and US$40,000 were included in the profit and loss account for the years ended December 31, 2001 and 2002, respectively. In the opinion of the board, the adoption of SFAS No. 115 is necessary to present a true and fair view.

Equity securities not classified as either held to maturity securities or trading securities are classified as financial fixed assets and reported at cost.

(i)	Goodwill

Goodwill is the difference between the cost of an acquired entity and the aggregate of the fair values of the entity’s identifiable assets and liabilities. Goodwill is amortised to the profit and loss account on a straight line basis over its estimated useful economic life of four years.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Goodwill (Continued)

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired. In October 2002, as a result of unfavourable market conditions and a decline in the company’s market capitalisation, the company completed an impairment review and assessment of the carrying value of goodwill as required by Financial Reporting Standard No. 11, “Impairment of Fixed Assets and Goodwill”, (FRS 11). This assessment resulted in a non–cash impairment charge of US$ 182,745,000, equivalent to the carrying value of goodwill at October 1, 2002.

(j)	Intangible fixed assets

Capitalised software development costs relate to the purchase of software code or technology, which have reached technological feasibility. These costs will be written off on a straight-line basis over their useful economic lives of four years.

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of capitalised software development costs are impaired. In October 2002, as a result of unfavourable market conditions and changes in the company’s product strategy, the company completed an impairment review and assessment of the carrying values of its capitalised software development costs as required by FRS 11. This assessment resulted in a non–cash impairment charge of US$ 28,586,000.

(k)	Defined contribution pension plan

The group sponsors and contributes to a defined contribution pension plan for certain employees and directors. The company’s annual contributions are charged to the profit and loss account in the period to which they relate.

(l)	Concentration of credit risk

The group sells its products to companies in various industries throughout the world. The group maintains provisions for potential credit losses. To date losses have been within management’s expectations. The group had an allowance for doubtful accounts of approximately US$ 1,321,000 and US$ 1,132,000 at December 31, 2001 and 2002 respectively. The group generally requires no collateral from its customers.

(m)	Deferred taxation

The group has historically provided for deferred taxation using the liability method on all timing differences, to the extent that they are expected to reverse in the future without being replaced, calculated at the rate which it is anticipated will apply when the timing differences will reverse.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Deferred taxation (Continued)

However, companies whose financial year ends after January 23, 2002 must comply with the provisions of Financial Reporting Standard No. 19 “Deferred Tax” (FRS 19). Under FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax in the future, with the following exceptions:

(i)	Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;

(ii)	Provision is made for deferred tax that would arise on remittance of the retained earnings overseas subsidiaries, only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

(iii)	Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

As the group has tax losses carried forward the change in accounting policy has not had a financial effect on the group.

(n)	Employment grants

Employment grants are credited to the profit and loss account and offset against the related payroll expense in two equal instalments, the first on the creation of the job and the second on the first anniversary thereof.

(o)	Leased assets

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the company are capitalised. The capital element of the related rental obligations is included in creditors. Leasing charges under finance leases are charged to the profit and loss account in the period incurred as estimated under the sum of the digits method.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Leased assets (Continued)

Rentals in respect of all other leases are charged to the profit and loss account as incurred.

(p)	Discounts on share options

In accordance with the requirements of UITF Abstract 17, “Employee Share Schemes”, discounts on share options granted to employees and directors under the Company’s Share Option Schemes, representing the difference between the market value of the shares at the date of grant of the option and the option price, are recognised in the profit and loss account on a straight line basis over the vesting period. The corresponding credit is reported in “Other Reserve”.

Where future service is a requirement to vest options exchanged in an acquisition, that portion of the intrinsic value of the option at the acquisition date that the future service period bears to the total vesting period is regarded as compensation for services rather than as part of the cost of acquisition and is expensed on a straight line, tranche by tranche basis, over the expected future service periods with the corresponding credit reported in “Other Reserve.”

(q)	Acquisitions

Turnover and results of acquired undertakings are consolidated in the group profit and loss account from the date on which control over the operating and financial decisions is obtained. The aggregate purchase price plus related expenses are allocated to acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

(r)	Derivatives and financial instruments

At present, the group does not enter into forward foreign currency contracts or other derivative instruments as the related exposures are not material to the group and do not warrant such complexity.

(s)	Financial fixed assets

Financial fixed assets are stated at cost less provision for impairment.

2.	SEGMENTAL INFORMATION

Turnover represents the amounts derived from the provision of products and services which fall within the group’s ordinary activities, all of which are continuing, stated net of value added tax.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

2.	SEGMENTAL INFORMATION (Continued)

The group operates in one market segment: enterprise infrastructure software. The following is a summary of turnover, operating profit and net assets within geographic areas:

	2001	2002
	US$ '000	US$ '000

Amount of turnover by class of activity
Computer consultancy and training	62,526	49,778
Orbix E2A software products	118,178	73,452

	180,704	123,230

	2001	2002
	US$ '000	US$ '000

Amount of turnover by market
United States of America	119,698	75,472
Europe	42,357	33,696
Rest of world	18,649	14,062

	180,704	123,230

Turnover by market supplied and by origin are not materially different.

	2001	2002
	US$ '000	US$ '000

Operating profit (loss)
United States of America	13,842	(8,057)
Europe	(102,002)	(322,925)
Rest of world	7,896	100

	(80,264)	(330,882)

Net assets (liabilities)
United States of America	12,141	(18,658)
Europe	258,728	101,224
Rest of world	68,667	(7,661)

	339,536	74,905

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

3.	EMPLOYEES

	2001		2002
	Number		Number

The average number of persons employed by the group, by department, during the year was as follows:
Finance, legal, administration and IT		119		107
Product development		328		281
Sales and marketing		352		288
Professional services		124		73

		923		749

The staff costs comprise:	US$	'000	US$	'000
Wages and salaries		100,604		82,482
Social welfare costs		9,649		9,963
Pension costs		1,916		1,888

		112,169		94,333

4.	ADMINISTRATIVE EXPENSES

	2001	2002
	US$ '000	US$ '000

Administrative expenses comprise the following:
General and administrative expenses	18,628	13,997
Amortisation of intangible assets	67,050	67,072

	85,678	81,069

Exceptional administrative expenses comprise the following:
Restructuring costs	5,705	20,763
Impairment of goodwill	–	182,745
Impairment of capitalised software development costs	–	28,586
Impairment of tangible fixed assets	–	3,750

	5,705	235,844

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

4.	ADMINISTRATIVE EXPENSES (Continued)

Restructuring

The following table summarises the group’s restructuring activity for the twelve months ended December 31, 2001 and 2002:

	Employee	Consolidation	Other
	severance and	of	related	Total
	benefits	facilities	costs
	US$'000	US$'000	US$'000	US$'000
Restructuring charge during year ended December 31, 2001	3,700	2,005	–	5,705
Amounts paid	(3,700)	(639)	–	(4,339)

Provision at December 31, 2001	–	1,366	–	1,366
Restructuring charge during year ended December 31, 2002	12,251	8,153	359	20,763
Amounts paid	(9,280)	(2,294)	(359)	(11,933)

Provision at December 31, 2002	2,971	7,225	–	10,196

During 2001 and 2002, the company’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs.

Restructuring charges in 2002 included approximately US$12,251,000 representing the cost of involuntary employee separation and related costs for approximately 300 employees worldwide. Employee separation benefits included severance, medical and other benefits. Employee separations affected the majority of business functions, job classes and geographies, with most of the reductions in sales and marketing, engineering and professional services functions in the United States and Europe. In addition, the restructuring plans included costs totalling approximately US$8,153,000 associated with the closure and consolidation of office space, principally in the United States and approximately US$359,000 of other related costs. Cash outlays associated with restructuring plans initiated in the years ended December 31, 2002 and 2001 totalled approximately US$11,933,000 during 2002, including approximately US$9,280,000 in severance and related benefits paid to employees worldwide, US$2,294,000 in facility closure costs of which approximately US$744,000 related to restructuring plans initiated in 2001 and US$359,000 in other costs.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

4.	ADMINISTRATIVE EXPENSES (Continued)

During 2001, the company’s management and board of directors approved restructuring plans, which included initiatives to integrate the operations of recently acquired companies, consolidate duplicative facilities and reduce overheads. Total restructuring costs of approximately US$5,705,000 were recorded related to these initiatives and were comprised of approximately US$3,700,000 representing the cost of involuntary employee separation benefits related to approximately 195 employees worldwide and US$2,005,000 associated with the closure and consolidation of office space, principally in the United States.

Amounts of restructuring costs remaining at December 31 2002 of US$10,196,000 (primarily amounts remaining in respect of accrued restructuring costs recorded in 2002) relate to remaining separation and facility closure and consolidation costs with all cash outlays expected to be completed by the end of 2006.

Impairment of goodwill

In October 2002, as a result of unfavourable market conditions and a decline in the company’s market capitalisation, the company completed an impairment review and assessment of the carrying value of goodwill (as required by FRS 11). The evaluation was done at the level of the group as a whole because it is essentially one income generating unit. The net realisable value of the unit was considered to be its market capitalisation which was less than the carrying value of its intangible assets and working capital. The value in use, under present conditions, was deemed to be negative because the group has negative cash flows and accordingly goodwill was determined to be impaired in full and a non–cash impairment charge of US$182,745,000 was recorded.

Impairment of capitalised software development costs

In October 2002, as a result of unfavourable market conditions and changes in the company’s product strategy, the company completed an impairment review and assessment of the carrying values of its capitalised software development costs (as required by FRS 11). It was determined that the carrying values of these capitalised software development costs exceeded their recoverable amounts resulting in the company recording non–cash impairment losses of US$22,207,000. These impairment losses represent the amount by which the carrying value of capitalised software development costs exceeded their estimated recoverable amount, represented by the value in use which was calculated by discounting future cash flows for each category of capitalised software development costs to a present value using a rate of return of 20% which reflected the relative risk of the investment and the time value of money.

In addition in 2002, as a result of changes in product strategy in reaction to market conditions, which resulted in changes to, and the elimination of certain technologies from, the company product suite, the company ceased to have further use for certain capitalised software development costs and recorded an impairment loss of approximately US$6,379,000 to write them off completely.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

4.	ADMINISTRATIVE EXPENSES (Continued)

Impairment of tangible fixed assets

In 2002, the group recorded a US$3,750,000 (company – US$2,202,000) charge for the impairment of tangible fixed assets and related costs, of which US$1,600,000 was attributable to the implementation of a new sales force automation system that replaced and made obsolete an existing system. The remaining US$2,150,000 relates to writing off the net book value of other tangible fixed assets which ceased to be used in 2002 and which had no significant salvage values.

5.	INTEREST PAYABLE

	2001	2002
	US$'000	US$'000
Bank charges and interest on loans repayable within five years other than by instalment	145	138
Finance lease charges	1	–

	146	138

6.	LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

	2001	2002
	US$'000	US$'000
The loss on ordinary activities before taxation is stated after charging:
Depreciation	7,341	7,257
Amortisation of goodwill	55,980	56,613
Amortisation of capitalised software development costs	11,070	10,459
Impairment of goodwill	–	182,745
Impairment of capitalised software development costs	–	28,586
Impairment of tangible fixed assets	–	3,750
Directors’ remuneration, including pensions	1,114	1,110
Auditors’ remuneration	169	186
Discounts on share options expensed	1,585	1,230

A separate profit and loss account for IONA Technologies PLC (the “company”) has not been prepared because the conditions laid down in Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with. The amount of the loss dealt with in the parent undertaking was US$385,201,000 (2001: US$22,352,000).

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

7.	TAX ON LOSS ON ORDINARY ACTIVITIES

	2001	2002
	US$'000	US$'000
Current tax:
Ireland	(1,195)	126
Foreign taxation	627	1,417

Tax on loss on ordinary activities	(568)	1,543

The tax assessed for the period differs from the amount computed by applying the standard rate of corporation tax in the Republic of Ireland (16 per cent) to the loss on ordinary activities before taxation. The sources and tax effects of the differences are explained below:

	2001	2002
	US$'000	US$'000
Loss on ordinary activities before tax	(78,217)	(330,315)

Loss on ordinary activities multiplied by effective tax rate 16% (2001: 20%)	(15,643)	(52,850)
Effect of:
Expenses not deductible	11,370	45,928
Higher tax rates on overseas earnings	(3,467)	(1,803)
Income (loss) not subject to tax	(450)	(163)
Manufacturing relief	585	2,649
Other timing differences	25	23
Unutilised losses	7,012	7,759

Current tax (credit) charge for the period	(568)	1,543

Deferred tax:

The group has significant trading losses carried forward at year end, the impact of which may serve to maintain, or potentially reduce, the group’s annual effective tax rate in future years as well as providing cashflow benefits regarding the timing of tax payments. The utilisation of these net operating losses carried forward is limited to future profitable operations of the group in related tax jurisdictions in which such losses arose.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

7.	TAX ON LOSS ON ORDINARY ACTIVITIES (Continued)

At December 31, 2002, the group had a net operating loss carryforward of approximately US$103.6 million, for U.S. federal income tax purposes which will expire in the tax years 2011 through 2022 if not previously utilised. Utilisation of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

At December 31, 2002, the group also had net operating loss carryforwards totalling approximately US$4.5 million for Irish income tax purposes which carry forward indefinitely.

At December 31, 2002, the group also had net operating loss carryforwards totalling approximately $2.0 million for Australian income tax purposes which carry forward indefinitely.

No deferred tax asset is recognised in respect of net operating losses carried forward because of the history of operating losses in related tax jurisdictions.

8.	LOSS PER ORDINARY SHARE

Basic and diluted loss per share are calculated in accordance with Financial Reporting Standard No. 14, “Earnings per Share”.

The following sets forth the computation of basic and diluted loss per ordinary share:

	2001	2002
Numerator	US$'000	US$'000
Numerator for basic and diluted loss per ordinary share – loss on ordinary activities after taxation	(77,649)	(331,858)

Denominator	'000		'000
Denominator for basic and diluted loss per share – weighted average ordinary shares
Basic		25,556		31,890

Diluted		25,556		31,890

Basic loss per ordinary share	US$	(3.04)	US$	(10.41)

Diluted loss per ordinary share	US$	(3.04)	US$	(10.41)

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

8.	LOSS PER ORDINARY SHARE (Continued)

The effect of employee stock options have not been included in the computation of diluted earnings per ordinary share as to do so would have been antidilutive. The weighted average number of options outstanding for the years ended December 31, 2001 and 2002 was 7,587,040 and 6,863,785 respectively.

9.	INTANGIBLE ASSETS

	Capitalised software development costs US$'000	Goodwill US$'000	Goodwill US$'000
GROUP
Cost
At January 1, 2002	53,988	301,934	355,922
Additions	6	–	6

At December 31, 2002	53,994	301,934	355,928

	US$'000	US$'000	US$'000
Amortisation
At January 1, 2002	13,541	62,576	76,117
Charge for year	10,459	56,613	67,072
Impairment (Note 4)	28,586	182,745	211,331

At December 31, 2002	52,586	301,934	354,520

Net book value
At December 31, 2002	1,408	–	1,408

At January 1, 2002	40,447	239,358	279,805

Capitalised software development costs relate to purchased software code or purchased technologies, which have reached technological feasibility and will be written off on a straight–line basis over their useful economic lives of four years.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

9.	INTANGIBLE ASSETS (Continued)

	Capitalised software development costs US$'000	Goodwill US$'000	Goodwill US$'000
COMPANY
Cost
At January 1, 2002	53,794	14,608	68,402
Reclassified to financial fixed assets	(27,050)	–	(27,050)
Additions	6	–	6

At December 31, 2002	26,750	14,608	41,358

Amortisation
At January 1, 2002	13,541	6,923	20,464
Charge for year	10,439	2,739	13,178
Impairment	1,362	4,946	6,308

At December 31, 2002	25,342	14,608	39,950

Net book value
At December 31, 2002	1,408	–	1,408

At January 1, 2002	40,253	7,685	47,938

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

10.	TANGIBLE FIXED ASSETS

			Fixtures		Motor
	Equipment		and fittings		vehicles		Total
	US$'000		US$'000		US$'000		US$'000
GROUP
Cost
At January 1, 2002		29,656		11,671		20		41,347
Additions		4,565		640		–		5,205

At December 31, 2002		34,221		12,311		20		46,552

Depreciation
At January 1, 2002		18,829		3,709		20		22,558
Charge for year		5,865		1,392		–		7,257
Impairment (Note 4)		2,674		1,076		–		3,750

At December 31, 2002		27,368		6,177		20		33,565

Net book amounts
At December 31, 2002	US$	6,853	US$	6,134	US$	–	US$	12,987

At January 1, 2002	US$	10,827	US$	7,962	US$	–	US$	18,789

COMPANY
Cost
At January 1, 2002		17,138		6,392		20		23,550
Additions		2,487		86		–		2,573

At December 31, 2002		19,625		6,478		20		26,123

Depreciation
At January 1, 2002		11,695		2,263		20		13,978
Charge for year		2,573		724		–		3,297
Impairment		2,202		–		–		2,202

At December 31, 2002		16,470		2,987		20		19,477

Net book amounts
At December 31, 2002	US$	3,155	US$	3,491	US$	–	US$	6,646

At December 31, 2001	US$	5,443	US$	4,129	US$	–	US$	9,572

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

11.	INVESTMENTS

	2001	2002
	US$'000	US$'000
GROUP
Commercial paper	10,981	54,049
US government agency securities	13,129	4,091

	24,110	58,140

The group has adopted US Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Equity securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities in accordance with the terms of SFAS No. 115 and reported at fair value, with realised and unrealised gains and losses included in the profit and loss account for the year. This treatment is a departure from Irish accounting rules, which stipulate that unrealised gains and losses be credited or debited to a revaluation reserve. Unrealised losses of US$251,000 and US$40,000 were included in the profit and loss account for the years ended December 31, 2001 and 2002 respectively. In the opinion of the board, the adoption of SFAS No. 115 is necessary to present a true and fair view.

Equity securities not classified as either held to maturity securities or trading securities are classified as financial fixed assets and reported at cost.

12.	FINANCIAL FIXED ASSETS

	2001	2002
	US$'000	US$'000
GROUP
Shares in unrelated undertakings listed on a US stock exchange at market value
At beginning of year	511	–
Disposals	(236)	–
Deficit on revaluation	(111)	–
Realised revaluation surplus on sale	(164)	–

At end of year	–	–

Shares in unrelated undertaking, unlisted at cost
At beginning and end of year	50	50

	50	50

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

12.	FINANCIAL FIXED ASSETS (Continued)

		2001	2002
		US$'000	US$'000
	COMPANY
	Shares in group undertakings (a)	338,724	51,394
	Other shares (b)	50	50

		338,774	51,444

(a)	Shares in group undertakings – unlisted, at cost
	Balance at beginning of year	85,876	338,724
	Reclassified from intangible assets	–	27,050
	Additions	252,848	–
	Impairment of investment in group undertakings	–	(314,380)

	Balance at end of year	338,724	51,394

During the year, the company wrote down the carrying value of its investment in group undertakings by US$314,380,000. This resulted from a review of the carrying value of investments in light of unfavourable market conditions and changes in the group’s product strategy.

		2001	2002
		US$'000	US$'000
(b)	Shares in unrelated undertaking – unlisted, at cost
	At beginning and end of year	50	50

At December 31, 2002, the company had the following wholly owned subsidiary undertakings. All shareholdings are in ordinary shares:

	Nature of	Registered
Name	business	office

IONA Technologies Inc.	Development and supply of computer software and support, training and consultancy	200 West St., Waltham, Massachusetts 02451, United States of America.
IONA Technologies Pty. Limited	Development and supply of computer software and support, training and consultancy	Ernst & Young, Level 34, 152 Saint Georges Terrace, Perth, WA 6000, Australia.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

12. FINANCIAL FIXED ASSETS (Continued)

	Nature of	Registered
Name	business	office

IONA Technologies Finance	Investment and finance company	PO Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.
IONA Technologies China Limited	Sale of software products, support, training and consultancy	2203–2206 Pioneer Centre, 750 Nathan Road, Kowloon, Hong Kong.
IONA Technologies GmbH	Sale of software products, support, training and consultancy	Brunnenweg 7, D–64331 Weiterstadt, Germany.
IONA Technologies UK Limited	Sale of software products, support, training and consultancy	125 Wharfedale Road, Winnersh Triangle, Wokingham, Berkshire RG41 5RB, England.
IONA Technologies SARL	Sale of software products, support, training and consultancy	7 Place de la Defense, Courbevoie, 92400, France.
IONA Technologies Singapore PTE Limited	Sale of software products, support, training and consultancy	65 Chulia Street, #43–08 OCBC, Centre, Singapore 049513.
IONA Technologies Japan	Sale of software products, support, training and consultancy	Akaska Sanchome Bldg, 7F 3–12–16, Akaska, Minato–ku, Tokyo 107–0052, Japan.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

12. FINANCIAL FIXED ASSETS (Continued)

	Nature of	Registered
Name	business	office

IONA Technologies Italia S.R.L	Sale of software products, support, training and consultancy	Largo Richini, 6, 20122 Milano, Italy.
IONA Technologies (Suisse) SA	Sale of software products, support, training and consultancy	c/o Dr. Petere, Neuenschwander, Lowenstrasse 61, 8001 Zurich, Switzerland.
IONA Technologies (Belgium) SA	Sale of software products, support, training and consultancy	Avenue Marcel Thirty 204, 1200 Bruxelles, Belgium.
IONA Technologies Netherlands BV	Sale of software products, support, training and consultancy	Drantestraat 20, 1083 HK, Amsterdam, The Netherlands.
Genesis Development Corporation	Consulting services	10 North Church Street, 4th Floor, West Chester, Pennsylvania 19380, United States of America.
IONA Research (Ireland) Limited	Non–trading	The IONA Building, Shelbourne Road, Dublin 4.
Orbix Limited	Non–trading	The IONA Building, Shelbourne Road, Dublin 4.
Object–Oriented Concepts, Inc.	Sale of software products, support, training and consulting	200 West Street, Waltham, MA 02451, United States of America.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

12. FINANCIAL FIXED ASSETS (Continued)

	Nature of	Registered
Name	business	office

Netfish Technologies, Inc.	Software development and consulting services	2350 Mission College Blvd., Suite 650, Santa Clara, CA 95054, United States of America.
Netfish Technologies Japan	Dormant	Akaska Sanchome Bldg, 7F 3-12-16, Akaska, Minato–ku, Tokyo 107–0052, Japan.
Netfish Technologies UK	Dormant	125 Wharfedale Road, Winnersh Triangle, Wokingham, Bekshire RG41 5RB, England.
IONA Technologies Spain, S.L	Sale of software products, support, training and consulting	C/Orense, 85 Edificio Lexington, 208029, Madrid, Spain.
IONA Technologies Korea Limited	Sale of software products, support, training and consulting	ASEM Tower 30th Floor, 159–1 Samsung–dong, Kangnam–Ku, Seoul, Korea.
Object–Oriented Concepts Canada	Development of software products	Regatta Plaza II, 1st Floor, 84–86 Elizabeth Avenue, St John’s, NF, A1A 1W7, Canada.
Object–Oriented Concepts Australia	Dormant	Level 2, 90 Mount Street, North Sydney, NSW 2060, Australia.
Object–Oriented Concepts GmbH	Development of software products	Amalienstrasse 81–87, 76133 Karlsruhe, Germany.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

12. FINANCIAL FIXED ASSETS (Continued)

	Nature of	Registered
Name	business	office

Genesis Development S.R.L	Dormant	Via Duchessa, 1083 Torino, Italy.
IONA Government Technologies, Inc	Sale of software products, support, training and consulting	11465 Sunset Hills Road, Suite 410, Reston, VA 20190 United States of America.

13.	RESTRICTED CASH

The group has approximately US$1,223,000 (2001: US$1,078,000) in restricted cash deposits which relate primarily to annual renewable letter of credit facilities with Citizens Bank, relating to the Waltham, Massachusetts, Santa Clara, California, and New York, New York leased facilities. Should the group not renew these letter of credit facilities or default on its rental obligations, this amount will be payable to the lessor.

14.	DEBTORS

	2001	2002
	US$'000	US$'000
GROUP
Debtors– amounts falling due within one year:
Trade Debtors	44,207	29,733
Prepayments and accrued income	4,920	5,376
Corporation tax recoverable	426	–

	49,553	35,109

Debtors– amounts falling due after more than one year:
Trade Debtors	–	400

	–	400

Total	49,553	35,509

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

14.	DEBTORS (Continued)

	2001	2002
	US$'000	US$'000
COMPANY
Debtors– amounts falling due within one year:
Trade Debtors	9,319	8,366
Prepayments and accrued income	1,092	1,665
Corporation tax recoverable	548	–
Due from subsidiary undertakings, net of provision of US$6,020,000 for uncollectible amounts	43,080	43,159

	54,039	53,190

15.	TAXATION CREDITORS

	2001	2002

GROUP
Corporation tax	–	723
Foreign taxation	627	184
PAYE and PRSI	576	503

	1,203	1,410

COMPANY
Corporation tax	–	723
PAYE and PRSI	576	503

	576	1,226

16.	SHAREHOLDERS’ FUNDS

Redeemable preference shares and shareholders’ equity
The company’s authorised share capital is divided into Redeemable Preference Shares (“Preference Shares”) of €0.0025 par value per share and Ordinary Shares of €0.0025 par value per share.

The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of the company but not the right to vote on any resolution proposed therefor. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in the company, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the Preference Shares.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

16.	SHAREHOLDERS’ FUNDS (Continued)

Upon winding up of the company, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of the company. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of the company.

In December 1999, in connection with a major licence agreement, the company issued 42,900 share purchase warrants to the licensee. The warrants were exercisable immediately at a price of US$34.125 per share and expire on December 20, 2003. At December 31, 2001, all of the warrants were exercised.

Share option schemes

The company has three schemes. The company’s Executive Share Option Scheme has authorised the grant of options to management personnel for up to 1,125,500 shares of the company’s Ordinary Shares. All options granted have seven year terms and generally vest in equal instalments on each of the first, second, third and fourth anniversaries of the date of grant.

The 1997 Share Option Scheme provides for the grant of share options to employees, consultants, directors and officers of the company up to 2,250,000 of the company’s Ordinary Shares. In 1998, the company’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 4,750,000 and further amendments in 2001 and 2002 increased this to 8,900,000 and 12,900,000 respectively.

Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of incentive stock options issued to employees holding more than 10% of the total combined voting power of the company.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

16.	SHAREHOLDERS’ FUNDS (Continued)

The 1997 Director Share Option Scheme provides for the grant of options to purchase a maximum of 250,000 Ordinary Shares of the company to non–employee directors of the company. Under the 1997 director share option scheme, each of the directors who is not also an employee or officer will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to the board of directors. In addition, each such director, as well as any other director who is not also an employee or officer, will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual general meeting at which such director is re–elected for a three–year term and (2) an option to purchase an additional 3,000 ordinary shares at the time of each other annual general meeting after the first anniversary of such director’s initial award, provided, however, that such person has continuously served as a non–employee director during such period. However, a continuing non–employee director will not be automatically granted an option under the 1997 Director Share Option Scheme if he has attended fewer than 75% of the Meetings of the Board of Directors held during the previous year. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, assuming such director satisfies specified requirements. The term of each option is for a period of ten years from the date of grant.

In July 2002, the Board of Directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of Ordinary Shares issuable under that scheme from 250,000 to 500,000 shares.

In October 2002, the company made an offer to its employees, including executive officers other than the then Chief Executive Officer and Chief Operating Officer, to exchange their outstanding options to purchase ordinary shares that had an exercise price of more than US$3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object–Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new stock options to be granted under the 1997 Share Option Scheme on or after May 15, 2003. Only those participants in the option exchange who were employees of IONA on the date the new options were granted were eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were cancelled in November 2002. An additional 869,150 options were cancelled without exchange. The company granted the new options, to purchase 2,899,263 shares, on May 15, 2003. The new options had an exercise price equal to the fair market value of the company’s ordinary shares on the date of grant, as determined by the last reported sale price of its ordinary shares on the NASDAQ National Market on the trading day immediately prior to the grant date.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

16.	SHAREHOLDERS’ FUNDS (Continued)

A summary of the company’s stock option activity and related information for the years ended December 31, 2001 and 2002 is as follows:

		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price
	2001	2001	2002	2002
	Number	US$	Number	US$

Outstanding at beginning of year	4,712,476	34.16	7,465,061	28.33
Granted	5,006,333	22.43	2,875,950	8.01
Forfeitures/cancellations	(1,528,179)	35.19	(9,432,965)	23.58
Exercised	(725,569)	9.36	(87,052)	7.11

Outstanding at end of year	7,465,061	28.33	820,994	14.57

Exercisable at end of year	1,926,650	27.79	339,889	20.55

Exercise prices for options outstanding as of December 31, 2002 ranged from US$0.32 to US$79.88 per share.

Employee stock purchase plan

In August 1999, the company established an Employee Stock Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the company’s ordinary shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi–annual stock purchase period. At December 31, 2001 and 2002, 166,197 and 497,402 shares of ordinary shares have been issued under the plan, respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

17. RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS
COMPANY
(US dollars in thousands)

	Shareholders' equity

		Share				Total
	Ordinary	premium	Profit and	Other	Shares to	shareholders'
	shares	account	loss account	reserve	be issued	funds
Balance at January 1, 2001	US$66	US$120,038	US$34,390	US$1,824	US$390	US$156,708
Proceeds from issue of 725,569 ordinary shares of €0.0025
each on exercise of options	2	6,771	–	–	–	6,773
Proceeds from purchase of 105,756 ordinary shares of €0.0025 under the employee share purchase plan	–	2,373	–	–	–	2,373
Issue of 24,375 shares	–	390	–	–	(390)	–
Cashless net exercise of warrant for 42,900 shares – 19,018 issued	–	–	–	–	–	–
Issuance of 4,951,669 ordinary shares of €0.0025 in connection with acquisitions	12	219,922	–	–	–	219,934
Expense of issue in connection with acquisitions	–	(1,563)	–	–	–	(1,563)
Shares to be issued in connection with OOC acquisition	–	–	–	–	4,390	4,390

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

17. RECONCILIATION OF MOVEMENT SHAREHOLDERS’ FUNDS (Continued)
COMPANY
(US dollars in thousands)

	Shareholders' equity

		Share				Total
	Ordinary	premium	Profit and	Other	Shares to	shareholders'
	shares	account	loss account	reserve	be issued	funds

Intrinsic value of options issued in connection with acquisitions, net of amounts being accounted for as stock compensation	–	–	–	24,085	–	24,085
Loss for year	–	–	(22,352)	–	–	(22,352)
Credits corresponding to stock compensation expensed	–	–	–	1,585	–	1,585

Balance at December 31, 2001	US$80	US$347,931	US$12,038	US$27,494	US$4,390	US$391,933

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

17.   RECONCILIATION OF MOVEMENT SHAREHOLDERS’ FUNDS (Continued)
COMPANY
(US dollars in thousands)

	Shareholders' equity

		Share				Total
	Ordinary	premium	Profit and	Other	Shares to	shareholders'
	shares	account	loss account	reserve	be issued	funds

Balance at January 1, 2002	US$80	US$347,931	US$12,038	US$27,494	US$4,390	US$391,933
Proceeds from issue of 87,052 ordinary shares of €0.0025 each on exercise of options	–	619	–	–	–	619
Proceeds from purchase of 331,025 ordinary shares of €0.0025 under the employee share purchase plan	1	1,985	–	–	–	1,986
Issue of 87,394 shares	–	4,390	–	–	(4,390)	–
Issuance of 4,600,000 Ordinary shares of €0.0025 in connection with secondary offering	10	65,379	–	–	–	65,389
Expense of issue in connection with secondary offering	–	(1,997)	–	–	–	(1,997)
Loss for year	–	–	(385,201)	–	–	(385,201)
Credits corresponding to stock compensation expensed	–	–	–	1,230	–	1,230

Balance at December 31, 2002	US$91	US$418,307	US$(373,163)	US$28,724	US$–	US$73,959

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

18.	RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES

	2001	2002
	US$’000	US$’000
Operating loss	(80,264)	(330,882)
Depreciation	7,341	7,257
Amortisation of capitalised software development costs	11,070	10,459
Amortisation of goodwill	55,980	56,613
Impairment of goodwill	–	182,745
Impairment of capitalised software development costs	–	28,586
Impairment of fixed assets	–	3,750
Stock compensation	1,585	1,230
Decrease in debtors	5,356	14,474
Increase in debtors — amounts falling due after one year	–	(400)
Decrease (increase) in prepayments	3,092	(456)
Decrease in creditors	(4,973)	(982)
Decrease (increase) in accruals	(5,686)	1,432
Increase (decrease) in deferred income	7,518	(6,389)
Net exchange losses	(468)	(502)
In–process research and development	3,600	–

	4,151	(33,065)

19.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

	2001	2002
	US$’000	US$’000
Decrease in cash	(8,606)	(6,077)
Change in net funds resulting from cash flow	(8,606)	(6,077)
Net funds at beginning of year	38,193	29,587

Net funds at end of year	29,587	23,510

20.	ANALYSIS OF NET FUNDS

	At		At
	January	Cash	December
	1, 2002	flow	31, 2002
	US$’000	US$’000	US$’000
Cash and bank	28,509	(6,222)	22,287
Restricted cash	1,078	145	1,223

	29,587	(6,077)	23,510

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

21.	MANAGEMENT OF LIQUID RESOURCES

	2001	2002
	US$’000	US$’000
Purchase of marketable securities	(218,400)	(145,790)
Sale of marketable securities	253,0781	11,964

	34,678	(33,826)

22.	COMMITMENTS

GROUP AND COMPANY

Operating Lease Commitments

The group’s only significant operating leases in 2002 were for the premises for the Dublin, Ireland, Reading, UK, Frankfurt, Germany, Tokyo, Japan, Waltham, Massachusetts, San Mateo, California, Santa Clara, California, New York, New York, McLean, Virginia and Reston, Virginia operations. The Dublin lease expires in 2023 with an option to exit the lease in 2013. This facility consists of approximately 55,900 square feet.

The group currently occupies approximately 26,650 square feet of the Dublin office space, and sublets approximately 11,250 square feet of office space through March 2003 with the remainder deemed idle. The Reading lease expires in 2014 with an option to exit the lease in 2009. The Tokyo lease expires in 2004 and the Frankfurt lease expires in 2009 with an option to exit the lease in 2004.

The Waltham lease expires in 2006, subject to IONA’s right to renew for an additional term of five years expiring in 2011. This facility consists of approximately 65,500 square feet of which the group currently occupies approximately 48,000 square feet of the office space, sublets 4,800 square feet through January 2005 with the remainder deemed idle. The San Mateo lease expires in 2006, subject to the group’s right to renew for an additional term of five years expiring in 2011. This facility consists of approximately 13,300 square feet of which the group subleases approximately 10,500 with the remainder deemed idle. The Santa Clara facility consists of approximately 38,500 square feet under leases expiring in January 2005 through 2006. The group occupies approximately 19,400 square feet in the Santa Clara office with the remainder deemed idle. Under the New York lease, the group occupies approximately 5,000 square feet and the lease expires in May 2007. Under the Reston lease, the group occupies approximately 10,500 square feet and the lease expires in August 2004. The McLean, Virginia, facility is completely sublet.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

22. COMMITMENTS (Continued)

Rent expenses under all operating leases were approximately US$10,190,000 and US$8,716,000 in 2001 and 2002, respectively. Rental income under all operating subleases was approximately US$726,000 and US$1,088,000 in 2001 and 2002 respectively.

Commitments under operating leases, payable in the coming year, are as follows:

Land and
buildings
US$’000
Expiring
Within one year	416
Within two to five years	6,679
After more than five years	1,484

8,579

Included in the above is an amount of approximately US$2,133,000 which was provided for as part of the restructuring accrual in respect of commitments under operating leases.

23.	PENSION COMMITMENTS

The group operates a number of defined contribution pension schemes in which the group employees participate. The assets of these schemes are held separately from those of the group in independently administered funds. The pension charge represents contributions payable by the group to the schemes and amounted to US$1,916,000 and US$1,888,000 in 2001 and 2002 respectively. The amount of unpaid contributions outstanding at the year end was US$73,457.

24.	CONTINGENT LIABILITIES

Under the terms of agreements between the company and the Industrial Development Authority, amounts received from the Industrial Development Authority may be revoked in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first instalment of the related employment grant.

The company has complied with the terms of the grant agreement through December 31, 2002.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 (Continued)

24.	CONTINGENT LIABILITIES (Continued)

The company renewed its lease guarantee facility with the Bank of Ireland in 2002, for an additional year, in the amount of €2,450,600 (approximately US$2,569,000 at December 31, 2002), with an annual fee of 1.25%. This renewed facility has a stated termination date of one year from the date of issuance unless otherwise renewed. However, the guarantee may be renewed at the discretion of the Bank of Ireland on an annual basis.

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The group’s trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short–term maturities of investments included in the portfolio.

The group entered into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments are classified as financial fixed assets at the balance sheet date, and reported at cost. At December 31, 2002, the cost of these investments was US$50,000.

The carrying amount of cash and cash equivalents approximates fair value due to the short–term maturities of these investments. The fair value of trading marketable securities are based on quoted market prices at year–end, and reported at fair value.

Excluding the group’s European operations, there were no significant transactional currency exposures at December 31, 2002, that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the group that are not denominated in the operating functional currency of the operation involved. As at December 31, 2002, transactional currency exposures in the group’s European operations amounted to approximately US$776,500.

26.	RELATED PARTY TRANSACTIONS

The company has availed of the exemption provided in Financial Reporting Standard 8, “Related Party Disclosures”, for subsidiary undertakings, 90% or more of whose voting rights are controlled within the group, from the requirement to give details of transactions with entities that are part of the group or investees of the group qualifying as related parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: July 18, 2003	By: /s/ Christopher J. Horn
Christopher J. Horn Chief Executive Officer and Director